                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  For the month of              December, 2002
                                     -------------------------------------

                             ATI TECHNOLOGIES INC.
       -------------------------------------------------------------------
                (Translation of Registrant's Name into English)

         1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
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                    (Address of Principal Executive Offices)

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

   Form 20-F _______                    Form 40-F X
                                                 ---

   (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

   Yes ______                           No X
                                          ---

                               Page 1 of Pages 22
                           Index is located on Page 2
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                                                                         2 of 22

                                     INDEX

Document                                                             Page Number
--------                                                             -----------
Press Release dated December 18, 2002                                      3
Signature Page                                                            22